EXHIBIT 99.3

                AGREEMENT

     This Agreement is made and entered into by and between David A. Jones ("the Managing Partner") and JG
Partnership, Ltd. (the "Partnership").

     As of May 24, 1996, the Partnership owned of record and approximatly 477,247 shares of Common
Stock, $0.01 par value (the "Shares"), of Premier Parks,
Inc. ("Premier"). The Managing Partner has dispositive and voting power over the Shares.

     The Managing Partner and the Partnership desire to enter into an agreement to file jointly all reports required to be filed by them under Section 13 of the Securities Exchange Act of 1934 with respect to their ownership of the Shares.

     NOW, THEREFORE, in consideration of the
premises and the mutual promises of the parties hereto, they hereby covenant and agree as folllows:

     1. The Managing Partner and the Partnership agree that a single Schedule 13D and any amendments thereto relating to the Shares shall be filed on behalf of each of them.

     2. The Managing Partner and the Partnership each acknowledges and agrees that he or it is individually responsible for the timely filing of such Schedule 13D and any amendments thereto and for the completeness and accuracy of the information contained therein.

     3. This agreement shall not be assignable by any party hereto.

     4.   This agreement shall be terminated only
upon the first to occur of the following: (a) the death of any of the individual parties hereto, (b) the dissolution of the Partnership or of Premier, (c) a written notice of termination given by either party hereto to the other.

     EXECUTED as of the 24th day of May, 1996.


                          /s/ David A. Jones
                          David A. Jones


                          JG PARTNERSHIP, LTD.

                          By:/s/ David A. Jones
                          David A. Jones, Managing Partner